RESVERLOGIX

www.resverlogix.com

07024535

SEC MAIL PROCESSING
RECEIVED
JUN 18 2007
WASH. D.C. 210 SECTION

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

June 15, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

**RE: RESVERLOGIX CORP. FILE #35003**

SUPPL

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between May 17, 2007 through June 14, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

**RESVERLOGIX CORP.**

for: Kelly McNeill
Chief Financial Officer

PROCESSED
JUN 21 2007

Enclosures

dw 6/20

www.resverlogix.com

35003

RESVERLOGIX

**For Immediate Release** TSX Exchange Symbol: **RVX**

RECEIVED JUN 18 2007 SEC MAIL PROCESSING WASHINGTON, D.C. 210 SECTION

*This press release is not for dissemination in the United States or through U.S. newswire services.*


Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com


## Resverlogix Announces Closing of US $25M Bought Deal

Calgary, AB June 5, 2007 – Resverlogix Corp. ("Resverlogix") (TSX: RVX) is pleased to announce that today it has entered into a bought deal private placement as part of a follow-on participation option on the first financing, which closed on January 4, 2007. The definitive agreement provides for the sale and issuance of US $25 million in aggregate principal amount of secured convertible promissory notes which are convertible into approximately 1.5 million of Resverlogix's common shares and accompanying warrants to purchase an additional 530,000 common shares. The closing of the offering is expected to occur on or about June 6, 2007, subject to satisfaction or waiver of customary closing conditions. Under the terms of the agreement, the notes will have an 8% interest rate payable semi-annually in arrears. The notes will be convertible into common shares of Resverlogix at a conversion price of CAD $17.50 per share and the warrants will have an exercise price of CAD $20.63 per share, each being subject to certain adjustments. The price of the offering was established based on the market closing price on May 22, 2007 under price protection rules of the TSX Exchange. Oppenheimer & Co. acted as placement agent for the offering.

Use of proceeds is targeted for expanded clinical development the Company's lead platform technology NexVas. The Company has a Phase I clinical trial planned for late in 2007 to be followed by several potential Phase II clinical trials planned for its lead technology, NexVas PR, in cardiovascular disease as well as enhanced clinical development planning for NexVas AD, the company's technology program for Alzheimer's Disease. The announcement of this financing does not reflect any changes to the strategic alternative review process announced in January 2007 with UBS Securities.

The Notes, Warrants and the common shares underlying the Notes and Warrants will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended or unless an exemption from registration is available. The holders of the Notes, Warrants and common shares underlying the Notes and Warrants will be subject to a four month hold period from the date of closing. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

**About Resverlogix Corp.**
Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that enhance ApoA-I to address atherosclerosis, the main underlying cause of cardiovascular disease (CVD) and other vascular diseases such as Alzheimer's Disease (AD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual*

*results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.*

**For further information please contact:**

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

35003



# Form 51-102F3
# Material Change Report

**1. Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

**2. Date of Material Change**

June 5, 2007

**3. News Release**

June 5, 2007 via Marketwire.

**4. Summary of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that the Company has entered into a bought deal private placement as part of a follow-on participation option on the first financing, which closed on January 4, 2007. The definitive agreement provides for the sale and issuance of US $25 million in aggregate principal amount of secured convertible promissory notes which are convertible into approximately 1.5 million of Resverlogix's common shares and accompanying warrants to purchase an additional 530,000 common shares.

**5. Full Description of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that the Company has entered into a bought deal private placement as part of a follow-on participation option on the first financing, which closed on January 4, 2007. The definitive agreement provides for the sale and issuance of US $25 million in aggregate principal amount of secured convertible promissory notes which are convertible into approximately 1.5 million of Resverlogix's common shares and accompanying warrants to purchase an additional 530,000 common shares. The closing of the offering is expected to occur on or about June 6, 2007, subject to satisfaction or waiver of customary closing conditions. Under the terms of the agreement, the notes will have an 8% interest rate payable semi-annually in arrears. The notes will be convertible into common shares of Resverlogix at a conversion price of CAD $17.50 per share and the warrants will have an exercise price of CAD $20.63 per share, each being subject to certain adjustments. The price of the offering was established based on the market closing price on May 22, 2007 under price protection rules of the Toronto Stock Exchange. Oppenheimer & Co. acted as placement agent for the offering.

Use of proceeds is targeted for expanded clinical development the Company's lead platform technology NexVas. The Company has a Phase I clinical trial planned for late in 2007 to be followed by several potential Phase II clinical trials planned for its lead technology, NexVas PR, in cardiovascular disease as well as enhanced clinical development planning for NexVas AD, the company's technology program for Alzheimer's Disease. The announcement of this financing does not reflect any changes to the strategic alternative review process announced in January 2007 with UBS Securities.

The notes, warrants and the common shares underlying the notes and warrants will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended or unless an exemption from registration is available. The holders of the notes, warrants and common shares underlying the notes and warrants will be subject to a four month hold period from the date of closing.

35003

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

June 5, 2007

RESVERLOGIX



www.resverlogix.com

35003

**For Immediate Release** TSX Exchange Symbol: **RVX**

*This press release is not for dissemination in the United States or through U.S. newswire services.*

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

## Resverlogix to Close US $25M Bought Deal on June 7, 2007

Calgary, AB June 6, 2007 – Resverlogix Corp. ("Resverlogix") (TSX: RVX) is pleased to announce that it will close a bought deal private placement on June 7, 2007, in the aggregate US $25 million of senior secured convertible promissory notes due June 6, 2012 ("Notes") and accompanying warrants to purchase, in the aggregate, 529,350 common shares of Resverlogix ("Warrants"). The Notes are convertible into approximately 1.5 million Resverlogix common shares at a conversion price of CAD $17.50 per share, subject to certain adjustments, at any time at the option of the Note holders or, subject to certain trading price and volume milestones being achieved, by Resverlogix. If prior to maturity any Notes are converted by Note holders at a time when the specified trading price of the Resverlogix common shares are below the conversion price of $17.50 per share, then Resverlogix will pay interest on the Notes through to maturity. Interest on the Notes is payable semi-annually in arrears at a rate of 8% per annum, subject to upward adjustments based on decreases in the trading price of the common shares and subject to subsequent downward readjustments based on increases in the trading price of the common shares, but in no event shall the interest rate be less than 8%. The warrants have an exercise price of CAD $20.63 per share, subject to certain adjustments. Oppenheimer & Co. acted as placement agent for the offering.

The Notes, Warrants and the common shares underlying the Notes and Warrants will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended or unless an exemption from registration is available. Also, unless permitted under Canadian securities legislation, the holders of the Notes, Warrants and common shares underlying the Notes and Warrants will not be able to trade the Notes, Warrants and common shares underlying the Notes and Warrants until October 8, 2007. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

**About Resverlogix Corp.**
Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that enhance ApoA-I to address atherosclerosis, the main underlying cause of cardiovascular disease (CVD) and other vascular diseases such as Alzheimer's Disease (AD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.*

**For further information please contact:**

35003

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

35003



# Form 51-102F3
# Material Change Report

## 1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

## 2. Date of Material Change

June 6, 2007

## 3. News Release

June 6, 2007 via Marketwire.

## 4. Summary of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that the Company will close a bought deal private placement on June 7, 2007, in the aggregate US $25 million of senior secured convertible promissory notes due June 6, 2012 ("Notes") and accompanying warrants to purchase, in the aggregate, 529,350 common shares of Resverlogix ("Warrants").

## 5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that the Company will close a bought deal private placement on June 7, 2007, in the aggregate US $25 million of senior secured convertible promissory notes due June 6, 2012 ("Notes") and accompanying warrants to purchase, in the aggregate, 529,350 common shares of Resverlogix ("Warrants"). The Notes are convertible into approximately 1.5 million Resverlogix common shares at a conversion price of CAD $17.50 per share, subject to certain adjustments, at any time at the option of the Note holders or, subject to certain trading price and volume milestones being achieved, by Resverlogix. If prior to maturity any Notes are converted by Note holders at a time when the specified trading price of the Resverlogix common shares are below the conversion price of $17.50 per share, then Resverlogix will pay interest on the Notes through to maturity. Interest on the Notes is payable semi-annually in arrears at a rate of 8% per annum, subject to upward adjustments based on decreases in the trading price of the common shares and subject to subsequent downward readjustments based on increases in the trading price of the common shares, but in no event shall the interest rate be less than 8%. The warrants have an exercise price of CAD $20.63 per share, subject to certain adjustments. Oppenheimer & Co. acted as placement agent for the offering.

The Notes, Warrants and the common shares underlying the Notes and Warrants will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended or unless an exemption from registration is available. Also, unless permitted under Canadian securities legislation, the holders of the Notes, Warrants and common shares underlying the Notes and Warrants will not be able to trade the Notes, Warrants and common shares underlying the Notes and Warrants until October 8, 2007.

## 6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

## 7. Omitted Information

N/A

35003

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

June 6, 2007

35003

RESVERLOGIX

www.resverlogix.com

**For Immediate Release** TSX Exchange Symbol: RVX

*This press release is not for dissemination in the United States or through U.S. newswire services.*

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

## Resverlogix Closes US $25M Financing

Calgary, AB June 8, 2007 – Resverlogix Corp. ("Resverlogix") (TSX: RVX) is pleased to announce that on June 7, 2007 it sold and issued to certain institutional investors, in the aggregate, US $25 million of senior secured convertible promissory notes due June 6, 2012 ("Notes") and accompanying warrants to purchase, in the aggregate, 529,350 common shares of Resverlogix ("Warrants"). The Notes are convertible into approximately 1.5 million Resverlogix common shares at a conversion price of CAD $17.50 per share and the Warrants are priced at $20.63 per common share. The Notes and Warrants are subject to certain adjustments and provisions as previously disclosed in the June 6, 2007 press release. Oppenheimer & Co. Inc. acted as placement agent for the offering.

The Notes, Warrants and the common shares underlying the Notes and Warrants will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended or unless an exemption from registration is available. Also, unless permitted under Canadian securities legislation, the holders of the Notes, Warrants and common shares underlying the Notes and Warrants will not be able to trade the Notes, Warrants or common shares underlying the Notes and Warrants until October 8, 2007. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

**About Resverlogix Corp.**
Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that enhance ApoA-I to address atherosclerosis, the main underlying cause of cardiovascular disease (CVD) and other vascular diseases such as Alzheimer's Disease (AD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.*

**For further information please contact:**

**Kelly McNeill**
Chief Financial Officer
Resverlogix Corp.
Phone: 403-254-9252 ext. 233
Fax: 403-256-8495
Email: kelly@resverlogix.com

**Theresa Kennedy**
Vice President
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

35003

Website: www.resverlogix.com

35003



**Form 51-102F3**
**Material Change Report**

**1. Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

**2. Date of Material Change**

June 8, 2007

**3. News Release**

June 8, 2007 via Marketwire.

**4. Summary of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that on June 7, 2007 it sold and issued to certain institutional investors, in the aggregate, US $25 million of senior secured convertible promissory notes due June 6, 2012 ("Notes") and accompanying warrants to purchase, in the aggregate, 529,350 common shares of Resverlogix ("Warrants").

**5. Full Description of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that on June 7, 2007 it sold and issued to certain institutional investors, in the aggregate, US $25 million of senior secured convertible promissory notes due June 6, 2012 ("Notes") and accompanying warrants to purchase, in the aggregate, 529,350 common shares of Resverlogix ("Warrants"). The Notes are convertible into approximately 1.5 million Resverlogix common shares at a conversion price of CAD $17.50 per share and the Warrants are priced at $20.63 per common share. The Notes and Warrants are subject to certain adjustments and provisions as previously disclosed in a press release dated June 6, 2007. Oppenheimer & Co. Inc. acted as placement agent for the offering.

The Notes, Warrants and the common shares underlying the Notes and Warrants will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended or unless an exemption from registration is available. Also, unless permitted under Canadian securities legislation, the holders of the Notes, Warrants and common shares underlying the Notes and Warrants will not be able to trade the Notes, Warrants or common shares underlying the Notes and Warrants until October 8, 2007.

**6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

**7. Omitted Information**

N/A

**8. Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

35003

9. **Date of Report**

June 8, 2007

END